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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FX ALLIANCE INC.
(Name of Subject Company)

CB TRANSACTION CORP.
THOMCORP HOLDINGS INC.
THOMSON REUTERS CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

361202104
(CUSIP Number of Class of Securities)

Deirdre Stanley
Executive Vice President and General Counsel
Thomson Reuters Corporation
3 Times Square
New York, NY 10036
(646) 232-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
David N. Shine, Esq.
Tiffany Pollard, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Phone: (212) 859-8000
Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$679,000,373.00	$77,813.45

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $22.00 cash per share (i) all 28,419,880 outstanding shares of common stock, par value $0.0001 per share, of FX Alliance Inc.; (ii) all 24,061 shares of restricted common stock, par value $0.0001 per share, of FX Alliance Inc.; and (iii) 5,047,850 shares of common stock, par value $0.0001 per share, of FX Alliance Inc., issuable pursuant to outstanding options with an exercise price less than $22.00 per share, which is calculated by multiplying the number of shares underlying an outstanding option with an exercise price less than $22.00 by an amount equal to $22.00 minus the exercise price for such option, in each case as of June 30, 2012, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001146.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this "Schedule TO") is filed by CB Transaction Corp., a Delaware corporation ("Offeror") and a direct, wholly-owned subsidiary of Thomcorp Holdings Inc., a Delaware corporation, ("Thomcorp") and an indirect, wholly-owned subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada ("Thomson Reuters"), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (each a "Share" and collectively, the "Shares"), of FX Alliance Inc., a Delaware corporation ("FX"), at a purchase price of $22.00 per Share, net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2012 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed on behalf of Offeror, Thomcorp and Thomson Reuters.

        The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" and "Frequently Asked Questions" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a)   The name of the subject company and the issuer of securities to which this Schedule TO relates is FX Alliance Inc. ("FX"), a Delaware corporation. FX's principal executive offices are located at 909 Third Avenue, 10th Floor, New York, NY 10022, and its telephone number is (646) 268-9900. The information set forth in Section 8 "Certain Information Concerning FX" of the Offer to Purchase is incorporated herein by reference.

        (b)   This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of FX. Based on information provided by FX, as of June 30, 2012 there were 28,443,941 shares of common stock, par value $0.0001 per share, of FX issued and outstanding, including 24,061 restricted shares of common stock. The information set forth in the "Introduction" section of the Offer to Purchase is incorporated herein by reference.

        (c)   The Shares are traded on the New York Stock Exchange under the symbol "FX." The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a),(b),(c)  The information set forth in Section 9 "Certain Information Concerning Offeror, Thomcorp and Thomson Reuters," Schedule I "Directors and Executive Officers of Thomson Reuters," Schedule II "Directors and Officers of Thomcorp" and Schedule III "Directors and Officers of Offeror" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        The information set forth in the "Summary Term Sheet," "Frequently Asked Questions," Section 1 "Terms of the Offer," Section 2 "Acceptance for Payment and Payment for Shares," Section 3 "Procedure for Accepting the Offer and Tendering Shares," Section 4 "Withdrawal Rights," Section 5 "Material U.S. Federal Income Tax Considerations," Section 7 "Possible Effects of the Offer on the

Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations," Section 11 "Background of the Offer," Section 12 "Purpose of the Offer; Plans for FX; Stockholder Approval; Appraisal Rights," Section 13 "The Transaction Documents" and Section 15 "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)(1)  Other than the transactions described in Item 5(b) below, during the past two years none of Thomson Reuters, Thomcorp or Offeror nor, to the best knowledge of Thomson Reuters, Thomcorp and Offeror, any of the persons listed in Schedule I "Directors and Executive Officers of Thomson Reuters," Schedule II "Directors and Executive Officers of Thomcorp" or Schedule III "Directors and Executive Officers of Offeror" of the Offer to Purchase has entered into any transaction with FX or any of FX's affiliates that are not natural persons.

        (a)(2)  Other than the transactions described in Item 5(b) below, during the past two years [none] of Thomson Reuters, Thomcorp or Offeror nor, to the best knowledge of Thomson Reuters, Thomcorp and Offeror, any of the persons listed in Schedule I "Directors and Executive Officers of Thomson Reuters," Schedule II "Directors and Executive Officers of Thomcorp" or Schedule III "Directors and Executive Officers of Offeror" of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of FX that is a natural person with an aggregate value that exceeds $60,000.

        (b)   The information set forth in Section 7 "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations," Section 9 "Certain Information Concerning Thomson Reuters, Thomcorp and Offeror," Section 11 "Background of the Offer," Section 12 "Purpose of the Offer; Plans for FX; Stockholder Approval; Appraisal Rights" and Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a), (c)(1)-(7)  The information set forth in Section 6 "Price Range of Shares; Dividends," Section 7 "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations," Section 11 "Background of the Offer," Section 12 "Purpose of the Offer; Plans for FX; Stockholder Approval; Appraisal Rights" and Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a), (b), (d)  The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a), (b)  The information set forth in the "Introduction," Section 9 "Certain Information Concerning Thomson Reuters, Thomcorp and Offeror," Section 11 "Background of the Offer," Section 12 "Purpose of the Offer; Plans for FX; Stockholder Approval; Appraisal Rights," Section 13 "The Transaction Documents," Schedule I "Directors and Executive Officers of Thomson Reuters," Schedule II "Directors and Executive Officers of Thomcorp" and Schedule III "Directors and Executive Officers of Offeror" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)   The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        (a)(1)  Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Thomson Reuters, Thomcorp, Offeror or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) FX or any of its executive officers, directors, controlling persons or subsidiaries.

        (a)(2)-(5)  The information set forth in Section 7 "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations," Section 15 "Conditions of the Offer," and Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.    EXHIBITS

        See Exhibit Index following the Signature Page.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

[Remaining of the page is intentionally left blank]

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2012	CB TRANSACTION CORP.
	By:	/s/ Priscilla C. Hughes
	Name: Title:	Priscilla C. Hughes Vice President and Secretary
Dated: July 18, 2012	THOMCORP HOLDINGS INC.
	By:	/s/ Priscilla C. Hughes
	Name: Title:	Priscilla C. Hughes Vice President and Assistant Secretary
Dated: July 18, 2012	THOMSON REUTERS CORPORATION
	By:	/s/ Marc E. Gold
	Name: Title:	Marc E. Gold Assistant Secretary

 EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated July 18, 2012.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 18, 2012.
(a)(5)(A)	Joint Press Release, dated July 9, 2012, issued by Thomson Reuters and FX (incorporated by reference to the Schedule TO-C filed by Offeror, Thomcorp and Thomson Reuters with the SEC on July 9, 2012).
(a)(5)(B)	Press Release, dated July 18, 2012, issued by Thomson Reuters.
(a)(5)(C)	Class Action Complaint dated July 13, 2012 (Rubin v. FX Alliance Inc., et al.).
(b)(1)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of July 8, 2012, by and among Thomcorp, Offeror, Thomson Reuters (solely with respect to Section 9.13) and FX (incorporated by reference to Exhibit 2.1 to FX's Current Report on Form 8-K, File No. 1-35423, filed with the SEC on July 11, 2012).
(d)(2)	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Offeror, TCV VI, L.P. and TCV Member Fund, L.P.
(d)(3)	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Offeror, and John W. Cooley.
(d)(4)
Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Offeror, Philip Z. Weisberg, in his individual capacity and in his capacity as the sole trustee of Philip Z. Weisberg 2012 Grantor Retained Annuity Trust.
(d)(5)	Confidentiality Agreement, dated June 28, 2012, by and between FX and Thomson Reuters (Markets) LLC.
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURES
EXHIBIT INDEX